FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

El Nino Ventures Inc.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

August 2, 2007

Item 3: News Release:

A news release dated and issued on August 2, 2007 was disseminated through Stockwatch and Market News.

Item 4: Summary of Material Change:

El Nino To Commence Airborne Geophysics, Followed By Initial Drill Program In The Democratic Republic Of Congo.

Item 5: Full Description of Material Change:

August 2, 2007, Vancouver, BC – El Niño Ventures Inc. (“El Niño”) (TSX.V: ELN; OTCBB: ELNOF; Frankfurt: E7Q) is pleased to announce that it has entered into an agreement with Aeroquest International Limited, to fly airborne geophysics over its properties in the Democratic Republic of Congo (DRC). This program will commence in early August.

Jean Luc Roy, President of El Niño states, “I looking forward to working with a proven and reliable company such as Aeroquest on our DRC project. This survey will be used to confirm our known mineralized copper zones identified earlier using remote sensing. We are also ramping up our field teams to ensure that we can commence our first drill program scheduled for September and October 2007. When we set out on this project, our corporate objective was to fast track our exploration efforts in the DRC; El Nino Ventures is on schedule to achieve this objective.”

Aeroquest is a mining and energy services company, providing commercial airborne geophysical surveys for use in mineral and oil and gas exploration.

The AeroTEM System is an innovative airborne electromagnetic and magnetic platform designed for mineral exploration to depths of 400 meters and more. Introduced in 1999, AeroTEM has flown tens of thousands of line-kilometers, and has been credited with a number of discoveries.

About El Niño Ventures

El Niño Ventures is a junior exploration company, whose corporate objective is to revisit former mining regions and apply the latest technologies to advanced stage exploration targets. El Niño has recently acquired over 350 square kilometers in a world renowned copper belt in the Democratic Republic of Congo and is currently in the midst of a 25,000 meter drill program in the Bathurst Mining Camp.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870      Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 2nd  day of August 2007.